ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

3 March 2015

Director/PDMR Shareholdings

Reed Elsevier announces that on 2 and 3 March 2015 it received notification of the following transactions in the securities of Reed Elsevier by Erik Engstrom and Nick Luff, Directors, and Ian Fraser and Henry Udow, PDMRs:

(a) Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP”)

Vesting of matching shares

In connection with the vesting on 27 February 2015 of the share awards granted in May 2012 under BIP, the table below shows the total numbers of shares which vested and the numbers of shares actually released to Erik Engstrom, Ian Fraser and Henry Udow after taking account of shares withheld to meet personal tax and social security obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary	ordinary	ordinary	ordinary
	shares/ADRs* vested	shares/ADRs* vested	shares/ADRs*	shares/ADRs*
			released	released

Director

Erik Engstrom		66,304 *		35,141 *

PDMR

Ian Fraser	39,461		20,914

Henry Udow	42,034		22,278

	10,327 *		5,473 *

*Denotes vesting/release of ADRs. Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

The closing market price of each security on the date of vesting was £11.18 per Reed Elsevier PLC ordinary share, $69.02 per Reed Elsevier PLC ADR and $49.58 per Reed Elsevier NV ADR.

(b) Reed Elsevier Group plc Long Term Incentive Plan (“LTIP”)

Vesting of performance shares

In connection with the vesting on 27 February 2015 of the share awards granted in May 2012 under LTIP, the table below shows the total numbers of shares which vested and the numbers of shares actually released to Ian Fraser and Henry Udow after taking account of shares withheld to meet personal tax and social security obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	vested	released	released

PDMR

Ian Fraser	56,499	39,708	29,944	21,045

Henry Udow	52,875	37,161	28,023	19,695

The closing market price of each security on the date of vesting was £11.18 per Reed Elsevier PLC ordinary share and €22.20 per Reed Elsevier NV ordinary share.

(c) Reed Elsevier Group plc Growth Plan 2010 (“REGP”)

Vesting of Deferred Performance shares

In connection with the vesting on 27 February 2015 of the shares awarded in May 2010 under REGP (which were performance tested in H1 2013 and became deferred performance shares at that time), the table below shows the total numbers of shares which vested and the numbers of shares actually released to Erik Engstrom after taking account of shares withheld to meet personal tax and social security obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	vested	released	released

Director

Erik Engstrom	214,855	141,094	113,873	74,779

Vesting of Matching shares

In connection with the vesting on 27 February 2015 of the matching shares awarded in April 2013, under REGP, the table below shows the total number of shares which vested and the numbers of shares actually released to Erik Engstrom after taking account of shares withheld to meet personal tax and social security obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary	ordinary	ordinary	ordinary
	shares/ADRs* vested	shares/ADRs* vested	shares/ADRs*	shares/ADRs*
			released	released

Director

Erik Engstrom	262,114	344,722	138,920	182,702

	3,654 *	21,283 *	1,936*	11,279 *

*Denotes vesting/release of ADRs. Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

The closing market price of each security on the date of vesting was £11.18 per Reed Elsevier PLC ordinary share, €22.20 per Reed Elsevier NV ordinary share, $69.02 per Reed Elsevier PLC ADR and $49.58 per Reed Elsevier NV ADR.

(d) Vesting of performance shares

In connection with the vesting on 27 February 2015 of the one-off share award granted to Nick Luff in September 2014 to compensate him for the forfeiture of awards from his former employer, the table below shows the total number of shares which vested and the number of shares actually released to Nick Luff after taking account of shares withheld to meet personal tax and social security obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	vested	released	released

Director

Nick Luff	65,656	46,963	34,797	24,890

The closing market price of each security on the date of vesting was £11.18 per Reed Elsevier PLC ordinary share and €22.20 per Reed Elsevier NV ordinary share.

(e) Sale of shares

On 3 March 2015 Erik Engstrom, sold the following securities set out below.

	No. of Reed Elsevier PLC ordinary shares sold	Price per Reed Elsevier PLC ordinary share	No. of Reed Elsevier NV ordinary shares sold	Price per Reed Elsevier NV ordinary share

Director

Erik Engstrom	11,512	£11.1579	5,209	€22.2886

(f) Purchase of shares

On 3 March 2015 Nick Luff purchased the following securities set out below.

	No. of Reed Elsevier PLC ordinary shares purchased	Price per Reed Elsevier PLC ordinary share	No. of Reed Elsevier NV ordinary shares purchased	Price per Reed Elsevier NV ordinary share

Director

Nick Luff	15,550	£11.2071	10,620	€22.48

Following these transactions, the current interests of Erik Engstrom and Nick Luff in the share capital of Reed Elsevier PLC and Reed Elsevier NV are:

	No. of Reed Elsevier PLC	No. of Reed Elsevier NV
	ordinary shares	ordinary shares

Director

Erik Engstrom	367,577	861,877

Nick Luff	67,534	47,616

- ENDS -

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